ALMERICO LAW

KENDALL A. ALMERICO P.A.

ATTORNEY AT LAW

CROWDFUNDING LAW w JOBS ACT w REGULATION A w REGULATION CF w PRIVATE EQUITY w CORPORATE LAW

_______________________________________________________________________________________

March 18, 2021

Katherine Bagley

United States Securities & Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington DC 20549

Re:370 Markets LLC

Offering Statement on Form 1-A Filed December 14, 2020

File No. 024-11383

Dear Ms. Bagley:

Please accept this letter as a response to the Commission’s correspondence to Gerome Daren Sapp, CEO of 370 Markets LLC dated March 17, 2021.

Amendment No. 2 to Offering Statement on Form 1-A Filed March 9, 2021 Part F/S

Financial Statements, page 101

As discussed in our March 9, 2021 phone call, please tell us in greater detail what financial statements you intend to include in your annual and semiannual reports, once you and each Series are capitalized on other than a nominal basis. If the financial statements will reflect 370 Markets, LLC in total and each Series, so state. Also, address whether the audit reports provided will cover 370 Markets, LLC in total and each Series.

Once 370 Markets, LLC and each Series are capitalized on other than a nominal basis, all  financial statements required by Regulation A will reflect 370 Markets, LLC in total and each Series and all audit reports provided will cover 370 Markets, LLC in total and each Series. This will include the MD&A sections of all such filings.

We look forward to the Commission’s response and to addressing any further questions or comments or to receiving word that no further comments are forthcoming so qualification may be requested.  Thank you.

____________________________________________________________________________________________________________________________

Washington DC Office     1440 G Street NW     Washington DC 20005

Cell: (813) 309-6258

Office: (202) 370-1333

E-mail: AlmericoLaw@gmail.com

www.Almerico.com

Member of the Florida Bar

Very truly yours,

/s/ Kendall Almerico

Kendall A. Almerico

KAA/kcm

____________________________________________________________________________________________

ALMERICO LAW

KENDALL A. ALMERICO, P.A.

ATTORNEYS AT LAW

CROWDFUNDING LAW w JOBS ACT w REGULATION A w REGULATION CF w PRIVATE EQUITY w CORPORATE LAW

Telephone: (813) 309-6258

E-mail: AlmericoLaw@gmail.com